SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

BY MAIL

August 4, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of July 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

dlw 8/17

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

AIRBORNE MAGNETICS COMPLETED
LARGE LANDHOLDING ACQUIRED
ELLARD LAKE, ONTARIO

July 14, 2005

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** is pleased to announce that the Company has completed the acquisition of a large number of claims over potential kimberlite targets in the Ellard Lake area of northwestern Ontario. The Company has been exploring in the Ellard Lake Region for three years collecting overburden samples for kimberlite indicator mineral analyses and recently completed a fixed wing gradient airborne magnetic survey totaling 14,300 line kilometres. Targets outlined in the survey are situated within the Kenyan Fault System, which is the main controlling structure for emplacement of kimberlites at Attawapiskat. Overburden sampling of tills, beach sands and modern alluvium down ice from the magnetic targets resulted in the recovery of numerous kimberlite indicator minerals, including G10 pyrope garnets and chrome spinels with chemistries in the diamond inclusion field.

Seventy claim blocks totaling 17,920 hectares were staked by the Company covering over 100 magnetic targets.

Further exploration within the Ellard Lake properties will include detailed overburden sampling in the vicinity of magnetic targets. Subsequent to the sampling, the Company plans to conduct a major drilling program. The program is under the direct supervision of Thomas F. Morris, Ph.D. (P.Geo.), who is the Qualified Person as defined under National Instrument 43-101.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has several other projects in the Superior Craton area of Ontario and Quebec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Strongbow Exploration Inc. Superior Diamonds Inc. is owned 19.2% by Southwestern Resources Corp.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP, Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca